UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

LOUISIANA BANCORP, INC.
(Name of Issuer)

Common Stock, Par Value $.01
(Title of Class of Securities)

54619P104
(CUSIP Number)

Warren A. Mackey

565 Fifth Avenue, 22d Floor

New York, New York  10017

Telephone:  (212) 370-9032

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 17, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54619P104	SCHEDULE 13D	Page 2 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Homestead Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 352,600
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 352,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 352,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 7.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 54619P104	SCHEDULE 13D	Page 3 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Arles Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 352,600
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 352,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 352,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 7.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 54619P104	SCHEDULE 13D	Page 4 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Arles Advisors Inc
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 352,600
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 352,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 352,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 7.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 54619P104	SCHEDULE 13D	Page 5 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Warren A. Mackey
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 352,600
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 352,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 352,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 7.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 54619P104	SCHEDULE 13D	Page 6 of 9

Item 1.  Security and Issuer

This is the first amendment (the "First Amendment") to the original Schedule 13D which was filed on July 25, 2007.  This First Amendment relates to the common stock ("Shares"), $0.01 par value, of Louisiana Bancorp, Inc. (the "Issuer").  The address of the principal executive offices of the Issuer is 1600 Veterans Memorial Boulevard, Metairie, Louisiana  70005.

Item 2.  Identity and Background

(a) This First Amendment is filed by Homestead Partners LP ("Homestead Partners"), a Delaware limited partnership, Arles Partners LP ("Arles Partners"), a New York limited partnership, Arles Advisors Inc ("Arles Advisors"), a New York corporation, and Warren A. Mackey.  All the filers of this Schedule 13D are collectively referred to as the "Reporting Group".

Arles Advisors is the general partner of Homestead Partners and Arles Partners.  The sole shareholder, director and executive officer of Arles Advisors is Warren A. Mackey.  By virtue of his position with Arles Advisors, Mr. Mackey has the sole investment discretion and voting authority with respect to the Issuer's Shares owned by Homestead Partners and Arles Partners.  Accordingly, the Reporting Group is hereby filing a joint Schedule 13D.

(b)  The principal business address of the Reporting Group is 565 Fifth Avenue, 22d Floor, New York, New York  10017.

(c)  The principal business of Homestead Partners and Arles Partners is investing in securities.  The principal business of Arles Advisors is acting as the general partner of Homestead Partners and Arles Partners.  The principal occupation of Mr. Mackey is investing in securities.

(d)  During the past five years, no member of the Reporting Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, no member of the Reporting Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  Warren A. Mackey is a citizen of the United States of America.

CUSIP No. 54619P104	SCHEDULE 13D	Page 7 of 9

Item 3.  Source and Amount of Funds or Other Consideration

In the aggregate, the Reporting Group owns 352,600 Shares acquired at an aggregate cost of $3,725,830.

The amount of funds expended to date by Homestead Partners to acquire the 275,900 Shares it holds in its name is $2,919,100.  Such funds were provided from Homestead Partners' working capital.

The amount of funds expended to date by Arles Partners to acquire the 76,700 Shares it holds in its name is $806,730.  Such funds were provided from Arles Partners' working capital.

All or part of the Shares owned by members of the Reporting Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Reporting Group.  Such loans generally bear interest at a rate based on the broker's call rate from time to time in effect.

Item 4.  Purpose of Transaction

The Reporting Group is filing this First Amendment to report the sale by the Reporting Group of a total of 125,000 Shares on December 17, 2009.  The Reporting Group previously purchased Shares in July 2007 based on the Reporting Group's belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

The Reporting Group intends to review its investment in the Issuer on a continuing basis and engage in discussions with management and the board of directors of the Issuer and to work together with the Issuer to enhance shareholder value.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Group may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making proposals to the Issuer concerning changes to its capitalization, dividend policy, share-repurchase policy, operations of the Issuer or seeking Board representation, selling additional Shares or changing its intention with respect to any and all matters referred to in Item 4.

No member of the Reporting Group, to the best of the Reporting Group's knowledge, has any present plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.  Interest in Securities of the Issuer

(a)  The aggregate percentage of Shares reported owned by each person named herein is based upon 5,057,441 Shares reported to be outstanding on November 12, 2009 by the Issuer as

CUSIP No. 54619P104	SCHEDULE 13D	Page 8 of 9

disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 12, 2009.

As of the close of business on December 17, 2009, the Reporting Group owned, in the aggregate, 352,600 Shares, representing approximately 7.0% of the Issuer's Shares outstanding.  As the general partner of Homestead Partners and Arles Partners, Arles Advisors may be deemed to beneficially own the 352,600 Shares owned by Homestead Partners and Arles Partners.  As the sole shareholder, director and executive officer of Arles Advisors, Warren A. Mackey may be deemed to beneficially own the Shares owned by Homestead Partners and Arles Partners.

(b)  By virtue of his positions with Homestead Partners, Arles Partners and Arles Advisors, Mr. Mackey has the sole authority to vote and dispose the Shares reported in this First Amendment.

(c)  The following table lists all transactions in the Shares during the past 60 days by the Reporting Group.  All such transactions were open market sales.

Date	Seller	No. of Shares	Price per Share	Total Sale Proceeds
11/04/2009	Arles Partners	6,500	$14.15	$91,975
12/17/2009	Arles Partners	15,000	$14.45	$216,750
12/17/2009	Homestead Partners	110,000	$14.45	$1,589,500

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

A.	Joint Filing Agreement by and Among the Reporting Group*
B.	Schedule of Transactions in the Shares*

*  Previously filed with Schedule 13D dated July 12, 2007

CUSIP No. 54619P104	SCHEDULE 13D	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    December 28, 2009

HOMESTEAD PARTNERS LP

By:	ARLES ADVISORS INC General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey President

ARLES PARTNERS LP

By:	ARLES ADVISORS INC General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey President

ARLES ADVISORS INC

By:	/s/ Warren A. Mackey
Warren A. Mackey President

WARREN A. MACKEY

/s/ Warren A. Mackey
Warren A. Mackey